CANNEX CLARIFIES JETTY ACQUISITION TERMS

VANCOUVER, BC, April 9, 2018 - Cannex Capital Holdings Inc. (CSE: CNNX) (“Cannex” or the “Company”) provides the following clarification to the news release disseminated earlier today regarding the acquisition of Ametrine Wellness Inc. dba Jetty Extracts (“Jetty”) (the “Transaction”), in particular certain escrow conditions to which the consideration shares being paid to certain of the Jetty shareholders will be subject under the Definitive Agreement. All capitalized terms in this clarifying news release not identified have the same meaning as the earlier news release announcing the Transaction.

The Company wishes to clarify that approximately 80% of all securities issued as consideration in the Transaction will be subject to escrow provisions whereby the insiders of Jetty will receive 10% of their share consideration upon closing of the Transaction and the balance of the share consideration over a period of three years, with releases of 15% of the total consideration each six months. In addition to the three-year limited-release lock-up, all shares issued in the Transaction will be subject to a statutory Canadian hold-period of four months plus one day from the date of issuance.

Anthony Dutton, Cannex CEO stated, “The three-year limited release escrow for Jetty insiders will put Jetty on the same footing as the shareholders of BrightLeaf Development LLC (“BLD”) in Cannex’ initial acquisition, and demonstrates both Jetty’s and BLD’s commitment to Cannex’s strategy of growth through partnership”.

The Transaction is subject to a number of conditions, including but not limited to, final due diligence by the respective parties, execution of a Definitive Agreement, receipt of applicable corporate approvals, and other regulatory and/or governmental approval. There can be no assurance that the Transaction will be completed as proposed or at all.

About Cannex Capital Holdings Inc.

Cannex, through its wholly-owned subsidiaries, provides a wide range of services including real estate, management, financial, branding and IP to licensed cannabis business operators domestically and internationally. Cannex is focused on premium indoor cultivation, extraction, manufacturing and branding of edible and derivative products as well as retail operations. Cannex is undertaking expansion initiatives to support the acquisition and development of additional assets in legal medical and recreational cannabis markets. Based in Vancouver, BC, Cannex is managed by a team of experienced industry and capital markets experts who are committed to aggressive, cost-effective growth. Cannex currently owns BrightLeaf Development LLC which holds real estate assets, property leases, brands and intellectual property, and material supply agreements with Superior Gardens LLC (d/b/a Northwest Cannabis Solutions), Washington State’s and the Pacific Northwest’s largest full-line cannabis producer/processor, as well as 7Point Holdings LLC, another Washington State licensed cannabis producer/processor.

About Jetty Extracts

Founded in 2013, Jetty Extracts is one of the true originals in the California Extracts market. Jetty began its operations in San Diego, California with a focus on craft and innovation while applying a strict adherence to compliance, fiscal responsibility, environmental concerns and community commitment (with a little time for some surfing in between). Today, Jetty’s 60-plus employees work in San Diego and the company’s 12,000 sq ft Oakland, California headquarters and production facility, utilizing the latest technology to create its additive- and pesticide-free oils including its whole-plant terpene Gold cartridges, Dablicator™ and other products. Jetty maintains a partnership with and 50% ownership in, award-winning toffee edible brand, MindTricks™ and operates The Shelter Project, a standalone non-profit that provides free cannabis to cancer patients www.jettyextracts.com.

Cannex Capital Holdings Inc.
Anthny Dutton, CEO
(604) 649-7787
Email: adutton@cannexcapital.com
Website: www.cannexcapital.com

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

The information in this news release pertaining to Jetty was provided by Jetty. Although Cannex does not have any knowledge that would indicate that such information is untrue or incomplete, neither Cannex nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information.

Forward Looking Statements

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in Cannex’s periodic filings with Canadian securities regulators. When used in this news release, words such as “will, could, plan, estimate, expect, intend, may, potential, believe, should,” and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements related to the proposed acquisition of Jetty, the proposed interim financing of Jetty, the size of the cannabis market in California, Cannex’s expansion plans, and other statements of fact.

Although Cannex has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: dependence on obtaining regulatory approvals; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under US Federal laws; change in laws; limited operating history; reliance on management; requirements for additional financing; competition; hindering market growth and state adoption due to inconsistent public opinion and perception of the medical-use and adult-use marijuana industry and; regulatory or political change.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. Cannex disclaims any intention or obligation to update or revise such information, except as required by applicable law, and Cannex does not assume any liability for disclosure relating to any other company mentioned herein.

This news release was prepared by management of Cannex, which takes full responsibility for its contents. The Canadian Securities Exchange (“CSE”) has not reviewed and does not accept responsibility for the adequacy of this news release. Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.